Exhibit (h)(4)(iii)

EXPENSE LIMITATION AGREEMENT

Appendix A
OPERATING EXPENSE LIMIT SCHEDULE
(updated September 8, 2022)

FUND	OPERATING EXPENSE LIMIT
Adaptive Alpha Opportunities ETF	1.25%
Adaptive High Income ETF	0.60%
AI Quality Growth ETF	0.95%
RH Hedged Multi-Asset Income ETF	0.85%
RH Tactical Outlook ETF	1.25%
RH Tactical Rotation ETF	1.25%
AI Quality Dividend ETF	0.49%